Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Response to Congressional Letter on Diverse and Hispanic Programming was posted by Comcast on its website:

August 2, 2014

The Honorable Karen Bass	The Honorable Eddie Bernice Johnson
The Honorable Tony Cárdenas	The Honorable Robin Kelly
The Honorable Andre Carson	The Honorable Joe Kennedy
The Honorable Joyce Beatty	The Honorable Barbara Lee
The Honorable Xavier Becerra	The Honorable Alan Lowenthal
The Honorable Tim Bishop	The Honorable Michelle Lujan Grisham
The Honorable Corrine Brown	The Honorable Eleanor Holmes Norton
The Honorable Julia Brownley	The Honorable Ed Pastor
The Honorable Yvette Clarke	The Honorable Donald Payne, Jr.
The Honorable Jim Costa	The Honorable Pedro Pierluisi
The Honorable Joaquin Castro	The Honorable Jared Polis
The Honorable Henry Cuellar	The Honorable Charles Rangel
The Honorable Danny Davis	The Honorable Lucille Roybal-Allard
The Honorable Anna Eshoo	The Honorable Raul Ruiz
The Honorable Sam Farr	The Honorable Bobby Rush
The Honorable Chaka Fattah	The Honorable Loretta Sanchez
The Honorable Marcia Fudge	The Honorable Adam Schiff
The Honorable Pete Gallego	The Honorable Bobby Scott
The Honorable Joe Garcia	The Honorable José Serrano
The Honorable Al Green	The Honorable Albio Sires
The Honorable Gene Green	The Honorable Terri Sewall
The Honorable Raul Grijalva	The Honorable Juan Vargas
The Honorable Luis Gutierrez	The Honorable Filemon Vela
The Honorable Janice Hahn	The Honorable Nydia Velázquez
The Honorable Ruben Hinojosa	The Honorable Marc Veasey
The Honorable Mike Honda	The Honorable Maxine Waters
The Honorable Sheila Jackson Lee

Re:           Diverse Programming

I am writing in response to your letter to Rob Marcus and Brian Roberts.  At the outset, let me say that we appreciate and share the concerns expressed by all of you.  It is critical that diverse voices continue to have access to the markets they seek to serve.  And we appreciate your acknowledgment of the significant commitments Comcast and Time Warner Cable have made to the carriage of diverse programming.  As we have discussed with many of you over the past few years, our commitment to independent and diverse voices remains best in class in the industry, which is one of the reasons why our transaction with Time Warner Cable will be of significant benefit to the Hispanic community.

At Comcast, we are strong supporters of independent content, including channels owned by minorities.  We carry 160 independent networks aimed at the diversity of audiences we serve across the country.  We agree that carrying independent and minority-owned programming is the right thing to do for our customers and our company.

And that’s exactly what we already do with programming aimed at and owned by Hispanics.  We distribute more than 60 Latino networks in both Spanish and English.  We offer the greatest programming choices in linear, digital, and on-demand platforms.  We launched two new independent networks (El Rey and Baby First Americas) with majority Latino ownership and Latino management – launches that would not have occurred without our distribution commitments.

We also have launched the Xfinity Latino Entertainment Channel (the first-of-its-kind interactive channel that promotes curated, Latino-relevant content, and features “how-to” and “did you know” videos designed to improve the customer experience with our products and services), the celebrated Xfinity Freeview Latino event (a two week all-access pass to thousands of hours of the best Latino programming on Xfinity On Demand – and this year’s edition will feature even more Latino programming), and our Xfinity Latino website (Xfinity.com/Latino), which features almost 9,000 choices and 2,500 hours of movies and shows online free to Xfinity Latino customers.  We are also very proud of our recent efforts around the World Cup (including live broadcasts and On Demand carriage of every World Cup game in Spanish).

We are similarly proud of our commitment to Latino voices at NBCUniversal.  Emmy Award-winning journalist and Telemundo anchor José Díaz-Balart has joined MSNBC’s weekday line-up, anchoring MSNBC’s 10 a.m. hour live from Miami, Florida.  And the new NBCNews.com features a new vertical focused on original reporting and analysis relevant to the Latino community (www.nbcnews.com/news/latino), benefiting our Latino news coverage with greater exposure to the broader NBCNews.com audience and the more significant promotion of the NBCNews.com site.  We’ve continued to invest in high quality programming for Telemundo, including securing the exclusive Spanish language rights to the next two World Cups.

Our commitment to the Hispanic community is also reflected in our significant diversity record and accomplishments in the supplier diversity, workforce diversity, and community investment spaces.  These industry-leading diversity practices, developed and executed with the help of our Joint Diversity Advisory Council, will also be extended throughout the entire Time Warner Cable footprint.

Since 2011, Comcast has expanded the total distribution of seven Hispanic programming networks by more than 14 million subscribers.  This exceeds by more than 40 percent our commitment in the NBCUniversal transaction to expand carriage of three Hispanic networks by 10 million subscribers.

Comcast has had an extraordinary, long-standing commitment to Hispanic programming – we believe the best in the industry -- and we look forward to continuing to work with all of you to pursue these goals.  Through the transaction with Time Warner Cable, we are committed to bringing high-quality Hispanic content to millions of additional Americans.  My only caveat is that the importance of independent and Hispanic programming, which we are excelling at delivering, should not be confused by parochial business interests seeking more money and distribution for themselves.

Sincerely,

/s/ David L. Cohen

David L. Cohen
Executive Vice President

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on July 24, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.